Via Edgar and Email

June 30, 2016

United States Securities and Exchange Commission
100 F Street NE, Stop 4628
Washington, D.C. 20549

Attention:    Brad Skinner
Senior Assistant Chief Accountant
Office of Natural Resources

Re:    Occidental Petroleum Corporation
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 26, 2016
Form 10-Q for the Quarterly Period Ended March 31, 2016
Filed May 5, 2016
Form 8-K
Filed May 5, 2016
File No. 001-09210

Dear Mr. Skinner:
The information set forth below is submitted by Occidental Petroleum Corporation (the “Company” or "Occidental") in response to comments received by the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 23, 2016 with respect to the above referenced filings. Capitalized terms used in this letter and not otherwise defined herein have the meanings ascribed to them in the referenced filings. The numbered paragraphs and headings correspond to the numbered paragraphs and headings of your letter. For your convenience, the Company’s response is prefaced by the exact text of the Staff’s comment in bolded text.
Form 10-K for the Fiscal Year Ended December 31, 2015

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 13

Oil and Gas Segment, page 14

United States Assets, Permian Basin, page 15

1.	You disclose that you have over 8,500 drilling location in your horizontal inventory. Expand this disclosure to clarify the nature of these locations, including whether

Occidental Petroleum Corporation

they are individual, specifically identified drilling locations and the extent to which they represent proved or unproved locations.

Response to Comment 1:
The Company acknowledges the Staff’s comment. In any future filings in which the Company discloses the number of its drilling locations, the Company will expand this disclosure to clarify the nature of these locations, including whether they are individual, specifically identified drilling locations and the extent to which they represent proved or unproved locations. The Company proposes to revise any such disclosure in a manner similar to the following in reports going forward:
“The Company has over [ ] individual, specifically identified drilling locations in its horizontal inventory located in the Midland and Delaware sub-basins of the Permian Basin. This inventory was developed using data gathered from our appraisal efforts and development drilling, along with offset operators drilling activities. As of year end, [ ] of these represented proved locations.”

Form 8-K Filed May 5, 2016

2.
The discussion of quarterly results appearing on pages two and three of the earnings release provided under Exhibit 99.1 is based on non-GAAP “core earnings”, and does not include a corresponding presentation and discussion of GAAP results. This is inconsistent with the updated Compliance and Disclosure Interpretations issued on May 17, 2016, in particular C&DI 102.10. Please review this guidance when preparing your next earnings release.

Response to Comment 2:
The Company acknowledges the Staff’s comment on the updated Compliance and Disclosure Interpretations issued subsequent to the filing of the Form 8-K. In future documents filed or furnished with the Commission, the Company will include a corresponding presentation and discussion of GAAP results along with the presentation of non-GAAP “core earnings”, as applicable. The Company will apply the guidance consistent with the updated Compliance and Disclosure Interpretations issued on May 17, 2016, in particular C&DI 102.10.

Occidental Petroleum Corporation

Form 10-Q for the Quarterly Period Ended March 31, 2016

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 17

Liquidity and Capital Resources, page 23

3.
We note that cash used for capital expenditures plus dividends exceeded cash flow from operations for the year ended December 31, 2015 and for the quarter ended March 31, 2016, despite significant reductions in capital expenditures in response to the current commodity price environment. We also note that restricted cash, which had been used to fund dividends in recent periods, had been fully utilized as of March 31, 2016. Expand your discussion under this section to describe the impact of these trends on your cash management decisions, including with respect to the payment of dividends. See Section IV of SEC Release 34-48960.

Response to Comment 3:
The Company acknowledges the Staff’s comment and will provide additional disclosures in future annual and quarterly reports, as applicable, describing the impact of capital expenditure and cash flow trends on the Company’s cash management decisions, including with respect to dividends. The Company expects that such additional disclosure will vary from quarter-to-quarter in response to fluctuations in the commodity price environment, demand for the Company’s products, and other market conditions and contingencies. In the future, the Company proposes to revise its disclosure in a manner similar to the following, to be modified as appropriate to actual results and market conditions:
“At [ ], 2016, Occidental had $[ ] billion in cash. Income and cash flows are largely dependent on the oil and gas segment’s realized prices, sales volumes and operating costs. In the [ ] quarter, Occidental continued to significantly reduce its capital expenditures compared to the prior year period. Subsequent to the quarter end, the oil and natural gas commodity price environment continued to improve, and, with a continued reduction in capital expenditures and forecasted operational improvements, Occidental expects to fund its liquidity needs, including future dividend payments, through cash on hand, cash generated from operations, monetization of non-core assets or investments and, if necessary, through future borrowings or proceeds from other forms of capital issuance.”

Occidental Petroleum Corporation

Occidental acknowledges that:

•	Occidental is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Occidental may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you need any further information or elaboration, or if you wish to discuss any of the information presented above, please call me at your convenience at 713-215-7123.

Very truly yours,

/s/ Christopher G. Stavros
Christopher G. Stavros
Senior Vice President and Chief Financial Officer